Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C.  20549

Re: File No. 1-32141

Dear Mr. Rosenberg,

In reference to your comment letter dated January 7, 2005 regarding Assured Guaranty Ltd. Form 10-Q for the quarter ended September 30, 2004, you requested that Assured Guaranty Ltd. amend our Form 10-Q for 2004 and respond to your comments or tell you when we will provide you a response prior to the expiration of a 15 day period.

The comments in your letter were directed solely to Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Reserve for Losses and Loss Adjustment Expenses.  As you are aware, the first comment relates to an industry issue regarding the establishment of certain loss liabilities.  That issue was discussed in a meeting with the staff, chaired by Mr. Nicolaisen, on January 11, 2005, which I attended along with the Chief Financial Officers of the other public financial guaranty companies and representatives of our respective independent auditing firms.  At the conclusion of that meeting we were informed that the staff would consider the additional facts and issues that we raised during the meeting and respond to the companies represented with the staff’s conclusions.

As of the date of this letter, we have not been informed of the staff’s conclusions on this issue.  Hence, we do not believe it is yet appropriate to prepare an additional response to the staff on this matter We will respond to you promptly after we receive the staff’s conclusions or would be pleased to provide a response to this comment reiterating our previous position.

The second comment included in the letter dated January 7, 2005 requested that we provide similar disclosure to those required about potential problem loans, as outlined in Item III.C. of Industry Guide 3: Statistical Disclosure by Bank Holding Companies.  In our initial S-1 filing we included considerable disclosure regarding our financial guaranty portfolio, losses, reserves, and closely monitored credits.  Although the financial guaranty industry is not specifically involved in lending activities, we believe that disclosures of the nature included in Guide 3 are relevant and could provide valuable information to the readers of our financial statements.  Our 2004 10-K, which will be filed in March, will include all of the disclosure included in our initial S-1 filing, plus expanded disclosure regarding risk elements and our closely monitored credits which we believe complies with Guide 3, as it would pertain to a financial guaranty company.

Should the staff have questions or care to discuss these issues further, I am available at your convenience.

Very truly yours,

Robert B. Mills
Chief Financial Officer